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                              December 22, 2022

       Wing Wah Cheng
       Chief Executive Officer
       Samfine Creation Holdings Group Limited
       Flat B, 8/F, Block 4
       Kwun Tong Industrial Centre
       436-446 Kwun Tong Road
       Kwun Tong, Kowloon
       Hong Kong

                                                        Re: Samfine Creation
Holdings Group Limited
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted December
15, 2022
                                                            CIK No. 0001926792

       Dear Wing Wah Cheng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       Risk Factors
       The market price of our Ordinary Shares may be volatile . . . . , page
43

   1. Please revise your risk factor to more fully discuss the risks to investors when investing in stock where the price
is changing rapidly. Clearly state that rapid and substantial price volatility,
including any stock-run up, may be unrelated to your actual or expected operating performance
and financial condition or prospects, making it difficult for prospective investors
to assess the rapidly changing value of your stock.
 Wing Wah Cheng
FirstName LastNameWing
                 Holdings Wah  Cheng
Samfine Creation          Group  Limited
Comapany22,
December  NameSamfine
              2022       Creation Holdings Group Limited
December
Page 2    22, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Judgments and Estimates, page 67

2. Refer to the Provision for doubtful accounts, and specifically the last table for the six months ended June 30, 2022 on page 69. As all of your provision for doubtful accounts of
         HK3,172,238 shown in the second to the last table pertains to gross accounts receivable that are greater than 360 days, it is unclear how in the last table you arrived at 48.87% and
         6.82% in the last two columns, rather than 100% in each column. Please revise or advise accordingly.
Results of Operations
Six Months ended June 30, 2021 compared to six months ended June 30, 2022, page
71

3.       Please revise your MD&A discussion to address the following:
             Under revenue on page 71, clarify that sales of printed book product actually increased for the six months ended June 30, 2022, as we note you disclose there was a decrease both sales of printed book products and novelty products, and discuss the factors that led to the increase.
             Under allowance for doubtful accounts on page 73, provide an explanation for recording an allowance of HK$878,966 during the six months ended June 30, 2022 compared to none in the prior comparable period. Explain if the reason is attributable to one or more customers and also to which accounts receivable aging category(ies)
             this pertained as of December 31, 2021 or June 30, 2022.
             Under other gain and loss, net on page 74, clarify there was an increase, rather than decrease, of HK213,395 for the six months ended June 30, 2022. Under capital expenditures on page 85, reconcile the amounts for the years ended
             December 31, 2021 and 2020 with the respective amounts disclosed in the Statements of Cash Flows on page F-6.
Related Party Transactions, page 127

4. We note that your disclosure in this section is current as of June 30, 2022. Please revise to indicate that the disclosure is current as of the most recent practicable date. Refer to Item
         7 of Form 20-F.
Experts, page 156

5. Please expand this section to also reference the review report issued by WWC, P.C.
         on your unaudited interim financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021. We note you have included at Exhibit 23.1, a letter from
         WWC, P.C. acknowledging awareness of the inclusion of their report. Give consideration instead to revise this letter as Exhibit 15.1 pursuant to Item 601(b)(15) of Regulation S-K.
         A separate Exhibit 23.1 accountants consent from WWC, P.C. should be filed with respect to their opinion rendered on your audited financial statements pursuant to Item 601(b)(23)
         of Regulation S-K.
 Wing Wah Cheng
Samfine Creation Holdings Group Limited
December 22, 2022
Page 3
Index to Consolidated Financial Statements, page F-1

6. If your audited financial statements are older than 12 months prior to this registration statement being declared effective, please be advised, since this is an initial public offering of your ordinary shares, you may be required to provide updated annual financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, you should provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.
Report of Independent Registered Public Accounting Firm, page F-28

7. Refer to the second paragraph under Results of Review of Interim Financial Statements.
      Please have your auditors clarify in the first sentence that they previously audited the consolidated balance sheet as of December 31, 2021, and the related statements of income and comprehensive income, equity and cash flows for the year then ended. In this regard, revise the plurality form to instead be singular with respect to the year December 31,
      2021. In addition, expand the disclosure to clarify the auditor's report is dated June 1,
      2022, except for Note 2, for which the date is July 13, 2022. Reference is made to the auditor's report on page F-2.
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameWing Wah Cheng
                                                    Division of Corporation
Finance
Comapany NameSamfine Creation Holdings Group Limited
                                                    Office of Manufacturing
December 22, 2022 Page 3
cc:       Ying Li
FirstName LastName